# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number     0-16174    

**TEVA PHARMACEUTICAL INDUSTRIES LIMITED**

(Translation of registrant's name into English)

**5 Basel Street, P.O. Box 3190
Petach Tikva 49131  Israel**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                    No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



**TEVA PHARMACEUTICAL INDUSTRIES LTD.**

Website: www.tevapharm.com

| Contact: | Elana Holzman | Teva Pharmaceutical Industries Ltd. | 972 (3) 926-7554 |
|---|---|---|---|
| | Kevin Mannix | Teva North America | (215) 591-8912 |

**For Immediate Release**

### AZILECT® SHOWN TO BE A SELECTIVE MAO-B INHIBITOR

*-- Teva to Work with FDA to Modify the Azilect® Label –*

**Jerusalem, Israel, November 3, 2008** – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced results of a study in which Azilect® (rasagiline tablets) demonstrated selective MAO–B inhibition at the approved dose of 1mg.   Non selective MAO inhibitors may have some contra indications with certain foods and drugs.  These limitations are not associated with selective MAO inhibitors and therefore they can be broadly prescribed.

Based on these positive results, Teva will work with the U.S. Food and Drug Administration (FDA) to modify the AZILECT® label to reflect this data.

Selectivity was tested by evaluating the interaction between tyramine and rasagiline in healthy subjects.  This double blind placebo controlled study was conducted in order to comply with the FDA's requirement for full characterization of rasagiline's selectivity.  In the study, rasagiline was compared to phenelzine, a known non-selective inhibitor.

**About Teva**
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

**Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:**

*This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra® , Neurontin®, Lotrel® and Protonix®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, our ability to successfully identify, consummate and integrate acquisitions, including the pending acquisition of Barr Pharmaceuticals Inc., potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our* *products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").*



**TEVA PHARMACEUTICAL INDUSTRIES LTD.**

Teva Pharmaceutical Industries Ltd.                          Web Site: www.tevapharm.com
_____

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
　　　　　　　　　(Registrant)

By:　　　　　　　　　　　　　/s/  Eyal Desheh
　　　　　　　　　　　　　　　Name: Eyal Desheh
　　　　　　　　　　　　　　　Title: Chief Financial Officer

Date: November 3, 2008